Exhibit 10.2

FORM OF

SIMON PROPERTY GROUP
SERIES 2022 LTIP UNIT AWARD AGREEMENT

This Series 2022 LTIP Unit Award Agreement ("Agreement") made as of the date set forth below, among Simon Property Group, Inc., a Delaware corporation (the "Company"), its subsidiary, Simon Property Group, L.P., a Delaware limited partnership and the entity through which the Company conducts substantially all of its operations (the "Partnership"), and the person identified below as the grantee (the "Grantee").

Recitals

A.   The Grantee is an employee of the Company or one of its Affiliates and provides services to the Partnership.

B.   On March __, 2022, the Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board") approved this award (this "Award") pursuant to the Partnership's 2019 Stock Incentive Plan (as may be amended from time to time hereafter, the "Plan") and the Eighth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended, restated and supplemented from time to time hereafter (the "Partnership Agreement"), to provide the Grantee, in connection with the Grantee's employment, with the incentive compensation described in this Agreement, and thereby provide additional incentive for the Grantee to promote the progress and success of the business of the Company and its Affiliates, including the Partnership. This Award was approved by the Committee pursuant to authority delegated to it by the Board as set forth in the Plan and the Partnership Agreement to make grants of LTIP Units (as defined in the Partnership Agreement).

NOW, THEREFORE, the Company, the Partnership and the Grantee agree as follows:

1.   Administration. This Award shall be administered by the Committee which has the powers and authority as set forth in the Plan. Should there be any conflict between the terms of this Agreement and the Certificate of Designation, on the one hand, and the Plan and the Partnership Agreement, on the other hand, the terms of this Agreement and the Certificate of Designation shall prevail.

2.   Definitions. Capitalized terms used herein without definitions shall have the meanings given to those terms in the Plan. In addition, as used herein, including in the Exhibits and Schedules:

"Award LTIP Units" means the number of LTIP Units granted by this Agreement, the number of which granted is set forth on Schedule A.

"Baseline Value" means $159.77, the per share closing price of the Common Stock reported by The New York Stock Exchange for the last trading date preceding January 1, 2022.

"CAGR" means compound annual growth rate.

"Cause" shall have the meaning specified in the Grantee's Employment Agreement or, in the case the Grantee is not employed pursuant to an employment agreement or is party to an Employment Agreement that does not define the term, "Cause" shall mean any of the following acts by the Grantee: (i) embezzlement or misappropriation of corporate funds, (ii) any acts resulting in a conviction for, or plea of guilty or *nolo contendere* to, a charge of commission of a felony, (iii) misconduct resulting in injury to the Company or any Affiliate, (iv) activities harmful to the reputation of the Company or any Affiliate, (v) a material violation of Company or Affiliate operating guidelines or policies, (vi) willful refusal to perform, or substantial disregard of, the duties properly assigned to the Grantee, or (vi) a violation of any contractual, statutory or common law duty of loyalty to the Company or any Affiliate.

"Certificate of Designation" means the Certificate of Designation of Series 2022 LTIP Units of the Partnership approved by the Company as the general partner of the Partnership.

"Change of Control" means:

(i)　　Any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any of its subsidiaries, or the estate of Melvin Simon, Herbert Simon or David Simon (the "Simons"), or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its subsidiaries), together with all "Affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Exchange Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the Company's then outstanding voting securities entitled to vote generally in the election of directors; provided that for purposes of determining the "beneficial ownership" (as such term is defined in Rule 13d-3 under the Exchange Act) of any "group" of which the Simons or any of their Affiliates or associates is a member (each such entity or individual, a "Related Party"), there shall not be attributed to the beneficial ownership of such group any shares beneficially owned by any Related Party;

(ii)　　Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(iii)　　The consummation of a reorganization, merger or consolidation in which the Company and/or the Partnership is a party, or of the sale or other disposition of all or substantially all of the assets of the Company and/or the Partnership (any such reorganization, merger, consolidation or sale or other disposition of assets being referred to as a "Business Combination"), in each case unless, following such Business Combination, (A) more than 60% of the combined voting power of the then outstanding voting securities of the surviving or acquiring corporation resulting from the Business Combination entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Company's outstanding voting securities immediately prior to such Business Combination in substantially the same proportions as their beneficial ownership, immediately prior to such Business Combination, of the Company's outstanding voting securities, (B) no person (excluding the Company, the Simons, any employee benefit plan or related trust of the Company or such surviving or acquiring corporation resulting from the Business Combination and any person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 25% or more of the Company's outstanding voting securities) beneficially owns, directly or indirectly, 25% or more of the combined voting power of the then outstanding voting securities of the surviving or acquiring corporation resulting from the Business Combination entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors of the surviving or acquiring corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement providing for such Business Combination; or

(iv)   Approval by the stockholders of a complete liquidation or dissolution of the Company and/or the Partnership.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Stock" means the Company's common stock, par value $0.0001 per share, either currently existing or authorized hereafter.

"Continuous Service" means the continuous service to the Company or any subsidiary or Affiliate, without interruption or termination, in any capacity of employment. Continuous Service shall not be considered interrupted in the case of: (i) any approved leave of absence; (ii) transfers among the Company and any subsidiary or Affiliate in any capacity of employment; or (iii) any change in status as long as the individual remains in the service of the Company and any subsidiary or Affiliate in any capacity of employment. An approved leave of absence shall include sick leave (including, due to any mental or physical disability whether or not such condition rises to the level of a Disability), military leave, or any other authorized personal leave. For purposes of determining Continuous Service, service with the Company includes service, following a Change of Control, with a surviving or successor entity (or its parent entity) that agrees to continue, assume or replace this Award, as contemplated by Section 4(d)(iv)(B).

 "Disability" means, with respect to the Grantee, a "permanent and total disability" as defined in Section 22(e)(3) of the Code.

"Earned LTIP" means those Award LTIP Units that have been determined by the Committee, in its sole and absolute discretion, to have been earned on the Valuation Date based on the extent to which one or more of the FFO Goal, as may be modified by the TSR Modifier, and the Objective Criteria Goals have been achieved as set forth in <u>Section 3(c)</u> or have otherwise been earned under <u>Section 4</u>.

"<u>Effective Date</u>" means January 1, 2022.

"<u>Employment Agreement</u>" means, as of a particular date, any employment or similar service agreement then in effect between the Grantee, on the one hand, and the Company or one of its subsidiaries, on the other hand, as amended or supplemented through such date.

"<u>Ending Common Stock Price</u>" means, as of a particular date, the average of the closing prices of the Common Stock reported by The New York Stock Exchange for the twenty (20) consecutive trading days ending on (and including) such date; provided, however, that if such date is the date upon which a Change of Control occurs, the Ending Common Stock Price as of such date shall be equal to the fair value, as determined by the Committee, in its sole and absolute discretion, of the total consideration paid or payable in the transaction resulting in the Change of Control for one share of Common Stock.

"<u>Exchange Act</u>" means the Securities Exchange Act of 1934, as amended.

"<u>Family Member</u>" has the meaning set forth in <u>Section 7</u>.

"<u>FFO</u>" shall mean funds from operations per share and shall be determined by using the consolidated FFO per share disclosed by the Company in its earnings releases and filings with the SEC during the Performance Period, as the case may be. FFO shall be increased or decreased to give effect to any of the following: any (i) extraordinary, unusual or nonrecurring item, as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) including without limitation a spin-off, or as a result of dispositions not made in the ordinary course, (ii) litigation or claim judgments or settlements; (iii) changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results (iv) other specific unusual or nonrecurring events, or objectively determinable category thereof; (v) nonrecurring charges; and (vi) a change in the Company's fiscal year. Each such adjustment, if any, shall be made by the Committee, in its sole and absolute discretion, in order to prevent the undue dilution of the Grantee's rights with respect to the Award, as modified herein.

"<u>FFO Goal</u>" means the goal for FFO as set forth on Exhibit A.

"<u>Good Reason</u>" shall have the meaning specified in the Grantee's Employment Agreement, or, if the Grantee is not employed pursuant to an employment agreement or is party to an Employment Agreement that does not define the term, "Good Reason" shall mean any of the following events that occurs without the Grantee's prior consent:

> (i)   the Grantee experiences a material diminution in title, employment duties, authority or responsibilities as compared to the title, duties, authority and responsibilities as in effect during the 90-day period immediately preceding the Change of Control;

> (ii)   the Grantee experiences a material diminution in compensation and benefits as compared to the compensation and benefits as in effect during the 90-day

period immediately preceding the Change of Control, other than (A) a reduction in compensation which is applied to all employees of the Company or Affiliate in the same dollar amount or percentage, or (B) a reduction or modification of any employee benefit program covering substantially all of the employees of the Company or Affiliate, which reduction or modification generally applies to all employees covered under such program; or

(iii)   the Grantee is required to be based at any office or location that is in excess of 50 miles from the principal location of the Grantee's work during the 90-day period immediately preceding the Change of Control.

Before a resignation will constitute a resignation for Good Reason, the Grantee must give the Company or applicable Affiliate a notice of resignation within 30 calendar days of the occurrence of the event alleged to constitute Good Reason. The notice must set forth in reasonable detail the specific reason for the resignation and the facts and circumstances claimed to provide a basis for concluding that such resignation is for Good Reason. Failure to provide such notice within such 30-day period shall be conclusive proof that the Grantee does not have Good Reason to terminate employment. In addition, Good Reason shall exist only if the Company or applicable Affiliate fails to remedy the event or events constituting Good Reason within 30 calendar days after receipt of the notice of resignation and the date of termination occurs within 90 calendar days following the occurrence of the event alleged to constitute Good Reason.

"Grant Date" means the date that the Award LTIP Units were granted as set forth on Schedule A.

"Linear Interpolation" means straight line linear interpolation.

"LTIP Units" means the Series 2022 LTIP Units issued pursuant to the Certificate of Designation.

"Objective Criteria Goals" means the Objective Criteria Goals set forth on Exhibit A.

"Partial Service/Performance Factor" means a factor carried out to the sixth decimal to be used in calculating the Earned LTIP Units pursuant to Section 4(b) in the event of a Qualified Termination, or pursuant to Section 4(d) in the event of a Change of Control prior to the Valuation Date, determined by dividing the number of calendar days that have elapsed since the Effective Date to and including the date of the Grantee's Qualified Termination or a Change of Control, whichever is applicable, by 1,095.

"Partnership Units" or "Units" has the meaning provided in the Partnership Agreement.

"Performance Period" means the period commencing on the Effective Date and ending on the Valuation Date.

"Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, other entity or "group" (as defined in the Exchange Act).

"Per Unit Purchase Price" has the meaning set forth in Section 5.

"Plan" has the meaning set forth in the Recitals.

"Qualified Termination" has the meaning set forth in Section 4(b).

"Scheduled Vesting Date" means January 1, 2026.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Total Stockholder Return" or "TSR" means, with respect to a share of Common Stock as of a particular date of determination, the sum of: (A) the difference, positive or negative, between the Ending Common Stock Price as of such date and the Baseline Value, plus (B) the total per-share dividends and other distributions (excluding distributions described in Section 6) with respect to the Common Stock declared between the Effective Date and such date of determination and assuming contemporaneous reinvestment in Common Stock of all such dividends and distributions, using as a re-investment price, the closing price per share of the Common Stock as of the most recent ex-dividend date so long as the "ex-dividend" date with respect thereto falls prior to such date of determination.

"Transfer" has the meaning set forth in Section 7.

"TSR Modifier" means the TSR Modifier as set forth on Exhibit A.

"TSR Percentage" means the TSR achieved with respect to a share of Common Stock from the Effective Date to the Valuation Date determined by following quotient: (A) the TSR divided by (B) the Baseline Value.

"Valuation Date" means December 31, 2024.

"Vested LTIP Units" means those Earned LTIP Units that have fully vested in accordance with the time-based vesting conditions of Section 3(d) or have vested on an accelerated basis under Section 4.

3.   Award.

(a)   The Grantee is granted as of the Grant Date, the number of Award LTIP Units set forth on Schedule A which are subject to forfeiture as provided in this Section 3 and Section 4. It is a condition to the effectiveness of this Award that the Grantee execute and deliver an original or counterpart original of this Agreement and such other documents that the Company and/or the Partnership reasonably request in order to comply with all applicable legal requirements, including, without limitation, federal and state securities laws, and that the Grantee pays the Per Unit Purchase Price for each such Award LTIP Unit issued.

(b)   The Award LTIP Units are subject to forfeiture during a maximum of a four-year period based on a combination of (i) the extent to which the FFO Goal, as may be modified by the TSR Modifier, or the Objective Criteria Goals are achieved and (ii) the passage of four years or a shorter period in certain circumstances as provided in Section 4. Award LTIP Units may become Earned LTIP Units and Earned LTIP Units may become Vested LTIP Units in the amounts and upon the conditions set forth in this Section 3 and in Section 4, so long as the Continuous Service of the Grantee continues through the Scheduled Vesting Date, unless otherwise expressly set forth in this Agreement with respect to a Qualified Termination or Change of Control, or as determined by the Committee, in its sole and absolute discretion, as provided in Section 4(f).

(c)   As soon as practicable following the Valuation Date, for the Award LTIP Units, as of the Valuation Date, the Committee, in its sole and absolute discretion, will determine:

(i)   the extent to which the FFO Goal has been achieved;

(ii)   the extent to which the TSR Modifier is applicable, and its impact, if any;

(iii)   the extent to which the Objective Criteria Goals have been achieved;

(iv)   using the payout matrix on Exhibit A, the number of Earned LTIP Units to which the Grantee is entitled, if any; and

(v)   the calculation of the Partial Service/Performance Factor, if applicable to the Grantee.

If the number of Earned LTIP Units is smaller than the number of Award LTIP Units on the Valuation Date, then the Grantee, as of the Valuation Date, shall forfeit a number of Award LTIP Units equal to the difference, without payment of any consideration by the Partnership other than as provided in the last sentence of Section 5. Thereafter, the term LTIP Units, will refer only to the Earned LTIP Units, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will have any further rights or interests in the Award LTIP Units that were so forfeited.

(d)   One hundred percent (100%) of the Earned LTIP Units shall become Vested LTIP Units on the Scheduled Vesting Date, provided that the Continuous Service of the Grantee continues through the Scheduled Vesting Date or the accelerated vesting date provided in Section 4, as applicable.

(e)   Except as otherwise provided under Section 4, upon termination of Continuous Service before the Scheduled Vesting Date, any Earned LTIP Units that have not become Vested LTIP Units pursuant to Section 3(d) shall, without payment of any consideration to the Grantee other than as provided in the last sentence of Section 5, automatically and without notice be forfeited and be and become null and void, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such Earned LTIP Units.

4. Termination of Grantee's Employment; Death and Disability; Change of Control.

(a) If the Grantee's Continuous Service terminates prior to the Scheduled Vesting Date, the provisions of Sections 4(b) through Section 4(f) shall govern the treatment of the Grantee's Award LTIP Units exclusively, unless the Grantee's Employment Agreement contains provisions that expressly refer to this Section 4(a) and provides that those provisions of the Employment Agreement shall instead govern the treatment of the Grantee's LTIP Units. In the event an entity of which the Grantee is an employee ceases to be a subsidiary or Affiliate of the Company, such action shall be deemed to be a termination of employment of the Grantee for purposes of this Agreement, unless the Grantee promptly thereafter becomes an employee of the Company or any of its Affiliates, provided that, the Committee or the Board, in its sole and absolute discretion, may make provision in such circumstances for lapse of forfeiture restrictions and/or accelerated vesting of some or all of the Grantee's Award LTIP Units or Earned LTIP Units, as the case may be, that have not previously been forfeited, effective immediately prior to such event. If a Change of Control occurs, Section 4(d) shall govern the treatment of the Grantee's Award LTIP Units exclusively, notwithstanding the provisions of the Plan.

(b) In the event of termination of the Grantee's Continuous Service before the Valuation Date by Grantee's death or Disability (each a "Qualified Termination"), the Grantee will not forfeit the Award LTIP Units upon such termination, but the following provisions of this Section 4(b) shall modify the treatment of the Award LTIP Units:

(i) the calculations provided in Section 3(c) shall be performed as of the Valuation Date as if the Qualified Termination had not occurred;

(ii) the number of Earned LTIP Units calculated, pursuant to Section 3(c) shall be multiplied by the applicable Partial Service/Performance Factor(s) (with the resulting number(s) being rounded to the nearest whole LTIP Unit), and such adjusted number of Earned LTIP Units shall be deemed the Grantee's Earned LTIP Units for all purposes under this Agreement; and

(iii) the Grantee's Earned LTIP Units as adjusted pursuant to Section 4(b)(ii) shall, as of the Valuation Date, become Vested LTIP Units and shall no longer be subject to forfeiture pursuant to Section 3(e).

(c) In the event of Qualified Termination after the Valuation Date, all Earned LTIP Units that have not previously been forfeited pursuant to the calculations set forth in Section 3(c) shall, as of the date of such Qualified Termination, become Vested LTIP Units and no longer be subject to forfeiture pursuant to Section 3(e); provided that, notwithstanding that no Continuous Service requirement pursuant to Section 3(d) will apply to the Grantee after the effective date of a Qualified Termination after the

Valuation Date, the Grantee will not have the right to either (i) Transfer (as defined in Section 7), except by reason of the Grantee's death, or (ii) request conversion of his or her Vested LTIP Units under the Certificate of Designation until, in either case, such dates as of which his or her Earned LTIP Units would have become Vested LTIP Units pursuant to Section 3(d) absent a Qualified Termination.

(d)   If a Change of Control occurs prior to the Scheduled Vesting Date, the provisions of this Section 4(d) shall apply:

(i)   If the Change of Control occurs prior to the Valuation Date, the calculation of the number of Earned LTIP Units as provided in Section 3(c) shall be performed as of the date of the Change of Control.

(ii)   If, within 24 months after a Change of Control (A) described in clauses (i) or (ii) of the definition of Change of Control or (B) described in clause (iii) of the definition of Change of Control in connection with which the surviving or successor entity (or its parent entity) agrees to continue, assume or replace this Award, the Grantee's Continuous Service terminates as the result of either an involuntary termination for reasons other than Cause or a resignation for Good Reason, then to the extent the Grantee's Earned LTIP Units have not already become Vested LTIP Units, such Earned LTIP Units shall become Vested LTIP Units as of the termination of Continuous Service and shall no longer be subject to forfeiture pursuant to Section 3(e).

(iii)   If this Award is not continued, assumed or replaced in connection with a Change of Control described in clause (iii) of the definition of Change of Control as contemplated by Section 4(d)(iv)(B), then to the extent the Grantee's Earned LTIP Units have not already become Vested LTIP Units, such Earned LTIP Units shall become Vested LTIP Units as of the date of the Change of Control and shall no longer be subject to forfeiture pursuant to Section 3(e). Unless the Committee, in its sole and absolute discretion, provides otherwise in connection with a Change of Control described in clause (iv) of the definition of Change of Control, the Grantee's Earned LTIP Units (as calculated pursuant to Section 4(d)(i) if the Change of Control occurs before the Scheduled Valuation Dates) shall, to the extent they have not already become Vested LTIP Units, become Vested LTIP Units immediately prior to the consummation of the liquidation, dissolution or sale of assets and shall no longer be subject to forfeiture pursuant to Section 3(e).

(iv)   For purposes of this Section 4(d), this Award will be considered assumed or replaced if, in connection with the Change of Control transaction, either (A) the contractual obligations represented by this Award are expressly assumed by the surviving or successor entity (or its parent entity) with appropriate adjustments to the number and type of securities subject to this Award that preserves the economic or financial value of this Award existing at the time the Change of Control occurs, or (B) the Grantee has received a comparable LTIP Unit award that preserves the economic or financial value of this Award existing at the time of the Change of Control transaction and is subject to substantially similar terms and conditions as this Award.

(v)   Unless and until the Earned LTIP Units become Vested LTIP Units pursuant to Section 4(d)(ii) or Section 4(d)(iii), the Earned LTIP Units shall vest in accordance with Section 3(d).

(e)   Notwithstanding the foregoing, in the event any payment to be made hereunder after giving effect to this Section 4 is determined to constitute "nonqualified deferred compensation" subject to Section 409A of the Code, then, to the extent the Grantee is a "specified employee" under Section 409A of the Code subject to the six-month delay thereunder, any such payments to be made during the six-month period commencing on the Grantee's "separation from service" (as defined in Section 409A of the Code) shall be delayed until the expiration of such six-month period.

(f)   Unless the Grantee's Employee Agreement provides otherwise, in the event of a termination of the Grantee's Continuous Service other than a Qualified Termination or a termination described in Section 4(d)(ii), all Award LTIP Units or Earned LTIP Units, as the case may be, that have not theretofore become Vested LTIP Units shall, without payment of any consideration by the Partnership other than as provided in the last sentence of Section 5, automatically and without notice terminate, be forfeited and be and become null and void, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such Award LTIP Units or Earned LTIP Units, provided, however, in the event the termination of Grantee's employment is due to Grantee's retirement after age 55, the Committee may determine, in its sole and absolute discretion, that all or any portion of the Award LTIP Units or the Earned LTIP Units shall become Vested LTIP Units, together with the terms and conditions upon which any such Award LTIP Units or Earned LTIP Units shall become Vested LTIP Units.

5.   Payments by Award Recipients. The Grantee shall have no rights with respect to this Agreement (and the Award evidenced hereby) unless he or she shall have accepted this Agreement as described in Section 3(a) by (a) making a contribution to the capital of the Partnership by certified or bank check, wire transfer or other instrument acceptable to the Committee, in its sole and absolute discretion, of $0.25 (the "Per Unit Purchase Price"), multiplied by the number of Award LTIP Units, (b) signing and delivering to the Partnership an original or counterpart original of this Agreement and (c) unless the Grantee is already a Limited Partner (as defined in the Partnership Agreement), signing, as a Limited Partner, and delivering to the Partnership a counterpart signature page to the Partnership Agreement (attached as Exhibit B). The Per Unit Purchase Price paid by the Grantee shall be deemed a contribution to the capital of the Partnership upon the terms and conditions set forth herein and in the Partnership Agreement. Upon acceptance of this Agreement by the Grantee, the Partnership Agreement shall be amended to reflect the issuance to the Grantee of the LTIP Units so accepted. Thereupon, the Grantee shall have all the rights of a Limited Partner of the Partnership with respect to the number of Award LTIP Units, as set forth in the Certificate of Designation and the Partnership Agreement, subject, however, to the restrictions and conditions specified herein. Award LTIP Units constitute and shall be treated for all purposes as the property of the Grantee, subject to the

terms of this Agreement and the Partnership Agreement. In the event of the forfeiture of the Grantee's Award LTIP Units pursuant to this Agreement, the Partnership will pay the Grantee an amount equal to the number of Award LTIP Units so forfeited multiplied by the lesser of the Per Unit Purchase Price or the fair market value of an Award LTIP Unit on the date of forfeiture as determined by the Committee, in its sole and absolute discretion.

6.   Distributions.

(a)   The holders of Award LTIP Units, Earned LTIP Units and Vested LTIP Units (until and unless forfeited pursuant to Section 3(e) or Section 4(f)), shall be entitled to receive the distributions to the extent provided for in the Certificate of Designation and the Partnership Agreement.

(b)   All distributions paid with respect to LTIP Units shall be fully vested and non-forfeitable when paid.

7.   Restrictions on Transfer.

(a)   Except as otherwise permitted by the Committee. in its sole and absolute discretion, none of the Award LTIP Units, Earned LTIP Units, Vested LTIP Units or Partnership Units into which Vested LTIP Units have been converted shall be sold, assigned, transferred, pledged, hypothecated, given away or in any other manner disposed or encumbered, whether voluntarily or by operation of law (each such action a "Transfer"); provided that Earned LTIP Units and Vested LTIP Units may be Transferred to the Grantee's Family Members (as defined below) by gift, bequest or domestic relations order; and provided further that the transferee agrees in writing with the Company and the Partnership to be bound by all the terms and conditions of this Agreement and the Partnership Agreement and that subsequent transfers shall be prohibited except those in accordance with this Section 7. Additionally, all such Transfers must be in compliance with all applicable securities laws (including, without limitation, the Securities Act) and the applicable terms and conditions of the Partnership Agreement. In connection with any such Transfer, the Partnership may require the Grantee to provide an opinion of counsel, satisfactory to the Partnership that such Transfer is in compliance with all federal and state securities laws (including, without limitation, the Securities Act). Any attempted Transfer not in accordance with the terms and conditions of this Section 7 shall be null and void, and neither the Partnership nor the Company shall reflect on its records any change in record ownership of any Earned LTIP Units or Vested LTIP Units as a result of any such Transfer, shall otherwise refuse to recognize any such Transfer and shall not in any way give effect to any such Transfer. Except as provided in this Section 7, this Agreement is personal to the Grantee, is non-assignable and is not transferable in any manner, by operation of law or otherwise, other than by will or the laws of descent and distribution.

(b)   For purposes of this Agreement, "Family Member" of a Grantee, means the Grantee's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Grantee's household (other than a tenant of the Grantee), a trust in which one or more of these persons (or the Grantee) own more than 50 percent of the beneficial interests, and a partnership or limited liability company in which one or more of these persons (or the Grantee) own more than 50 percent of the voting interests.

8.   Miscellaneous.

(a)   Amendments. This Agreement may be amended or modified only with the consent of the Company and the Partnership acting through the Committee, in its sole and absolute discretion; provided that any such amendment or modification must be consented to by the Grantee to be effective as against him or her. This grant shall in no way affect the Grantee's participation or benefits under any other plan or benefit program maintained or provided by the Company or the Partnership or any of their subsidiaries or Affiliates.

(b)   Clawback. The Company has adopted an "Executive Compensation Clawback Policy" ("Clawback Policy") applicable to all performance-based compensation paid or to be paid to the executive officers of the Company. Grantee hereby agrees that the Award LTIP Units which are awarded under the terms of this Agreement and which may become Earned LTIP Units and Vested LTIP Units hereunder are and shall remain subject to the Clawback Policy, as the same may be hereafter amended, modified or supplemented with the approval of the Committee, in its sole and absolute discretion. Further, Grantee agrees that should the Committee, in its sole and absolute discretion, determine that any Earned LTIP Units or Vested LTIP Units hereunder must be forfeited by the Grantee pursuant to the Clawback Policy, Grantee shall tender repayment or forfeiture of the Earned LTIP Units or Vested LTIP Units, as the case may be, to the Company in amounts as may be determined from time-to-time by the Committee, in its sole and absolute discretion, all in accordance with the Clawback Policy.

(c)   Incorporation of Plan and Certificate of Designation; Committee Determinations. The provisions of the Plan and the Certificate of Designation are hereby incorporated by reference as if set forth herein. The Committee will make the determinations and certifications required by this Award as promptly as reasonably practicable following the occurrence of the event or events necessitating such determinations or certifications. In the event of a Change of Control, the Committee will make such determinations within a period of time that enables the Company to make any payments due hereunder not later than the date of consummation of the Change of Control.

(d)   Status of LTIP Units; Plan Matters. This Award constitutes an incentive compensation award under the Plan. The LTIP Units are equity interests in the Partnership. The number of shares of Common Stock reserved for issuance under the Plan underlying outstanding Award LTIP Units will be determined by the Committee, in its sole and absolute discretion, in light of all applicable circumstances, including calculations made or to be made under Section 3, vesting, capital account allocations and/or balances under the Partnership Agreement, and the exchange ratio in effect between Partnership Units and shares of Common Stock. The Company will have the right, at its option, as set forth in the Partnership Agreement, to issue shares of Common Stock in exchange for Partnership Units in accordance with the Partnership Agreement, subject to certain limitations set forth in the Partnership Agreement, and such shares of Common Stock, if issued, will be issued under the Plan. The Grantee acknowledges that the Grantee will have no right to approve or disapprove such determination by the Company.

(e)   Legend. The records of the Partnership evidencing the LTIP Units shall bear an appropriate legend, as determined by the Partnership in its sole discretion, to the effect that such LTIP Units are subject to restrictions as set forth herein and in the Partnership Agreement.

(f)   Compliance With Law. The Partnership and the Grantee will make reasonable efforts to comply with all applicable securities laws. In addition, notwithstanding any provision of this Agreement to the contrary, no LTIP Units will become Vested LTIP Units at a time that such vesting would result in a violation of any such law.

(g)   Grantee Representations; Registration.

(i)   The Grantee hereby represents and warrants that (A) he or she understands that he or she is responsible for consulting his or her own tax advisor with respect to the application of the U.S. federal income tax laws, and the tax laws of any state, local or other taxing jurisdiction to which the Grantee is or by reason of this Award may become subject, to his or her particular situation; (B) the Grantee has not received or relied upon business or tax advice from the Company, the Partnership or any of their respective employees, agents, consultants or advisors, in their capacity as such; (C) the Grantee provides services to the Partnership on a regular basis and in such capacity has access to such information, and has such experience of and involvement in the business and operations of the Partnership, as the Grantee believes to be necessary and appropriate to make an informed decision to accept this Award; (D) LTIP Units are subject to substantial risks; (E) the Grantee has been furnished with, and has reviewed and understands, information relating to this Award; (F) the Grantee has been afforded the opportunity to obtain such additional information as he or she deemed necessary before accepting this Award; and (G) the Grantee has had an opportunity to ask questions of representatives of the Partnership and the Company, or persons acting on their behalf, concerning this Award.

(ii)   The Grantee hereby acknowledges that: (A) there is no public market for LTIP Units or Partnership Units into which Vested LTIP Units may be converted and neither the Partnership nor the Company has any obligation or intention to create such a market; (B) sales of LTIP Units and Partnership Units are subject to restrictions under the Securities Act and applicable state securities laws; (C) because of the restrictions on transfer or assignment of LTIP Units and Partnership Units set forth in the Partnership Agreement and in this Agreement, the Grantee may have to bear the economic risk of his or her ownership of the LTIP Units covered by this Award for an indefinite period of time; (D) shares of Common Stock issued under the Plan in exchange for Partnership Units, if any, will be covered by a Registration Statement on Form S-8 (or a successor form under applicable rules and regulations of the Securities and Exchange Commission) under the Securities Act, to the extent that the Grantee is eligible to receive such shares under the Plan at the time of such issuance and such Registration Statement is then effective under the Securities Act; and (E) resales of shares of Common Stock issued under the Plan in exchange for Partnership Units, if any, shall only be made in compliance with all applicable restrictions (including in certain cases "blackout periods" forbidding sales of Company securities) set forth in the then applicable Company employee manual or insider trading policy and in compliance with the registration requirements of the Securities Act or pursuant to an applicable exemption therefrom.

(h)   Tax Consequences. The Grantee acknowledges that (i) neither the Company nor the Partnership has made any representations or given any advice with respect to the tax consequences of acquiring, holding, selling or converting LTIP Units or making any tax election with respect to the LTIP Units and (ii) the Grantee is relying upon the advice of his or her own tax advisor in determining such tax consequences.

(i)   Severability. If, for any reason, any provision of this Agreement is held invalid, such invalidity shall not affect any other provision of this Agreement not so held invalid, and each such other provision shall to the full extent consistent with law continue in full force and effect.

(j)   Governing Law. This Agreement is made under, and will be construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflict of laws of such state.

(k)   No Obligation to Continue Position as an Employee, Consultant or Advisor. Neither the Company nor any Affiliate is obligated by or as a result of this Agreement to continue to have the Grantee as an employee, consultant or advisor and this Agreement shall not interfere in any way with the right of the Company or any Affiliate to terminate the Grantee's employment at any time.

(l)   Notices. Any notice to be given to the Company shall be addressed to the Secretary of the Company at 225 West Washington Street, Indianapolis, Indiana 46204, and any notice to be given to the Grantee shall be addressed to the Grantee at the Grantee's address as it appears on the employment records of the Company, or at such other address as the Company or the Grantee may hereafter designate in writing to the other.

(m)   Withholding and Taxes. No later than the date as of which an amount first becomes includible in the gross income of the Grantee for income tax purposes or subject to the Federal Insurance Contributions Act withholding with respect to this Award, the Grantee will pay to the Company or, if appropriate, any of its Affiliates, or make arrangements satisfactory to the Committee, in its sole and absolute discretion, regarding the payment of any United States federal, state or local or foreign taxes of any kind required by law to be withheld with respect to such amount; provided, however, that if any LTIP Units or Partnership Units are withheld (or returned), the number of LTIP Units or Partnership Units so withheld (or returned) shall be limited to the number which have a fair market value on the date of withholding equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The obligations of the Company under this Agreement will be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Grantee.

(n)   <u>Headings</u>.   The headings of paragraphs of this Agreement are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

(o)   <u>Counterparts</u>.   This Agreement may be executed in multiple counterparts with the same effect as if each of the signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

(p)   <u>Successors and Assigns</u>.   This Agreement shall be binding upon and inure to the benefit of the parties and any successors to the Company and the Partnership, on the one hand, and any successors to the Grantee, on the other hand, by will or the laws of descent and distribution, but this Agreement shall not otherwise be assignable or otherwise subject to hypothecation by the Grantee.

(q)   <u>Section 409A</u>.   This Agreement shall be construed, administered and interpreted in accordance with a good faith interpretation of Section 409A of the Code, to the extent applicable. Any provision of this Agreement that is inconsistent with applicable provisions of Section 409A of the Code, or that may result in penalties under Section 409A of the Code, shall be amended, with the reasonable cooperation of the Grantee and the Company and the Partnership, to the extent necessary to exempt it from, or bring it into compliance with, Section 409A of the Code.

(r)   <u>Delay in Effectiveness of Exchange</u>.   The Grantee acknowledges that any exchange of Partnership Units for Common Stock or cash, as selected by the General Partner, may not become effective until six (6) months from the date the Vested LTIP Units that were converted into Partnership Units became fully vested.

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the __ day of March, 2022.

SIMON PROPERTY GROUP, INC., a Delaware corporation

By: _____
Name: John Rulli
Title: Chief Administrative Officer

SIMON PROPERTY GROUP, L.P., a Delaware limited partnership

By: Simon Property Group, Inc., a Delaware corporation, its general partner

By: _____
Name: John Rulli
Title: Chief Administrative Officer

GRANTEE

_____
Name: **[GRANTEE]**

EXHIBIT A

[INTENTIONALLY OMITTED]

EXHIBIT B

FORM OF LIMITED PARTNER SIGNATURE PAGE

The Grantee, desiring to become one of the within named Limited Partners of Simon Property Group, L.P., hereby accepts all of the terms and conditions of and becomes a party to, the Eighth Amended and Restated Agreement of Limited Partnership, dated as of May 8, 2008, of Simon Property Group, L.P. as amended through this date (the "Partnership Agreement"). The Grantee agrees that this signature page may be attached to any counterpart of the Partnership Agreement.

Signature Line for Limited Partner:

_____

Name: _____

Date: _____

Address of Limited Partner:

_____

_____

SCHEDULE A TO SERIES 2022 LTIP UNIT AWARD AGREEMENT

Grant Date: March __, 2022

Name of Grantee: **[GRANTEE]**

NUMBER OF AWARD LTIP UNITS: [_____]